Delisting Determination, The Nasdaq Stock Market, LLC, October 27, 2022, ECMOHO Limited.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the American Depositary Shares of ECMOHO Limited, effective at the opening of the trading session on November 7, 2022. Based on review of information provided by the Company, Exchange Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(a)(2).
The Company was notified of the Staff determination on September 14, 2022. The Company did not appeal the Staff determination to the Hearings Panel. The Staff determination to delist the Company securities became final on September 23, 2022.